

May 19, 2020

Nick Bhargava
Acting Chief Financial Officer
Groundfloor Yield LLC
600 Peachtree Street, Suite 810
Atlanta, GA 30308

>   **Re: Groundfloor Yield LLC**
>   **Draft Offering Statement on Form 1-A**
>   **Submitted April 22, 2020**
>   **CIK No. 0001810007**

Dear Mr. Bhargava:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A

General

1. With a view to clarifying your disclosure and the application of Rule 251(a)(2) to your offering, please describe clearly the relationships among each of Groundfloor Yield LLC, Groundfloor Finance, Inc., and Groundfloor Real Estate I, LLC, including who manages each entity, how such entities are managed, who owns the rights to the property, including intellectual property, used by Groundfloor Yield, LLC, and whether loans originated by Groundfloor Yield may be transferred to or acquired by other affiliates.

2. We note that you are proposing to offer five (5) day notes and that such notes may roll over from time to time. Please confirm for us your understanding that the roll over of

such notes will constitute the issuance of additional securities for the purpose of calculating how much of the $50,000,000 offering has been sold under Rule 251(a)(2). Please also provide us a sample calculation of the impact on the $50 million limit assuming you meet your proceeds goals and all investors elect to automatically roll over their notes.

3. We note the statement on page 4 that the notes are not dependent upon any particular loan originated "by the Company or Groundfloor Finance." It is unclear if Groundfloor Yield intends to originate loans concurrently with or in lieu of Groundfloor Finance's current loan origination activities. We also note the statement that the notes may be added to funds from "Groundfloor Finance's direct lending account" and funds from institutional and individual investors to collectively fund the loans. It is unclear whether and how proceeds from LROs and other securities offered by affiliated companies will be used interchangeably. Please clarify the warehousing or other activities you intend to fund with the Yield Notes and consider providing a graphic that identifies the affiliated entities and illustrates the combined companies' overall operations.

4. Please provide a copy of the agreement where investors will indicate agreement to your "terms and conditions and privacy policy."

Cover Page

5. Please revise to state which disclosure format you are using.

6. We note the interest rate range. Please advise us whether you plan to file a supplement or amendment to notify investors of the actual interest rate.

Groundfloor Yield Notes, page 6

7. Please clarify whether any projects have been specifically identified for funding by the Groundfloor Yield Notes. To the extent there exists identified projects, please consider expanding your disclosures to describe the relevant characteristics of each project. Such characteristics may include geography, commercial nature, and any relevant facts that are utilized in assessing your basic qualification and financing requirements. In addition, tell us how you considered the need to provide pro forma financial statements to reflect the funding of any identified projects.

Risk Factors, page 9

8. We note your disclosure on page 10 regarding the waiver of rights to trial by jury in the investors' rights agreement and the Groundfloor Yield Note Purchase Agreement. Please revise your offering statement to clarify whether purchasers of interests in a secondary transaction would be subject to the jury trial waiver provision.

Management's Discussion & Analysis, page 18

9. We note the risk factor on page 13 regarding potential adverse impacts from COVID-19

on your developers and your operations. Please revise Management's Discussion and Analysis to address potential material impacts specific to you, as well as any significant impacts that your business or developers have already experienced from the COVID-19 pandemic (e.g. whether property development projects have been delayed or otherwise adversely affected and whether borrower defaults or workouts have increased). Refer to CF Disclosure Guidance: Topic No. 9 for guidance.

Financial Statements, page 30

10.   We note that no other party is obligated to make any payments to investors on the notes to be offered nor does any other party guarantee payments from the real estate loans.   Please clarify for us whether you expect Groundfloor Finance, Inc., as the sole member and manager, will provide any managerial, operational, or financial support to Groundfloor Yield LLC.   Additionally, given its role, please tell us if you believe audited financial statements, or some other financial information, of Groundfloor Finance, Inc. should be included in your filing.

Independent Auditors' Report, page F-1

11.   Please revise your filing to include your independent auditor's report with respect to Groundfloor Yield LLC's audited financial statements. In addition, please revise the "Experts" section on page 29 to disclose the correct financial statement periods presented in the filing.

        You may contact Wilson Lee at 202-551-3468 or Jeffrey Lewis at 202-551-6216 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Brian Korn, Esq.